EXHIBIT (a)(5)(iii)


PRESS RELEASE                                  SOURCE:   First Trust High Income
                                                         Long/Short Fund

FIRST TRUST HIGH INCOME LONG/SHORT FUND ANNOUNCES PRELIMINARY RESULTS OF TENDER OFFER

WHEATON, IL - (BUSINESS WIRE) - JULY 13, 2017 - First Trust High Income Long/Short Fund (NYSE: FSD) (the "Fund") today announced the preliminary results of the tender offer it conducted.

As previously announced, the Fund conducted a tender offer for up to 15% of its outstanding common shares for cash at a price per share equal to 98% of the net asset value per share as determined as of the close of the regular trading session of the NYSE on July 14, 2017. The Fund's tender offer, which expired at 5:00 p.m. New York City time on Thursday, July 13, 2017, was oversubscribed. Due to the fact that the number of shares tendered exceeded the number of shares the Fund offered to purchase, the Fund will purchase the maximum percentage of its outstanding common shares on a pro-rata basis in accordance with the number of shares duly tendered by each shareholder and the terms of the offer to purchase. Based on preliminary information, a total of 12,576,434 shares were tendered.

Those figures do not include shares tendered through notice of guaranteed delivery. The Fund currently expects to announce the final results of the tender offer on Wednesday, July 19, 2017.

The Fund is a diversified, closed-end management investment company that seeks to provide current income. The Fund has a secondary objective of capital appreciation. The Fund seeks to achieve its investment objectives by investing, under normal market conditions, a majority of its assets in a diversified portfolio of U.S. and foreign (including emerging markets) high yield corporate fixed-income securities of varying maturities that are rated below-investment grade at the time of purchase.

First Trust Advisors L.P., the Fund's investment advisor, along with its affiliate, First Trust Portfolios L.P., are privately-held companies which provide a variety of investment services, including asset management and financial advisory services, with collective assets under management or supervision of approximately $107 billion as of June 30, 2017 through unit investment trusts, exchange-traded funds, closed-end funds, mutual funds and separate managed accounts.

MacKay Shields LLC ("MacKay") serves as the Fund's investment sub-advisor. MacKay is an indirect wholly-owned subsidiary of New York Life Insurance Company and a wholly-owned subsidiary of New York Life Investment Management Holdings LLC. MacKay is a multi-product, fixed income investment management firm with approximately $96.7 billion in assets under management as of June 30, 2017. MacKay manages fixed income strategies for high-net worth individuals, institutional clients and mutual funds, including unconstrained bond, global high yield, high yield, high yield active core, municipal high yield, short duration high yield, low volatility high yield, municipal short term, core investment grade, municipal investment grade, core plus, core plus opportunities, convertibles, emerging markets credit, and bank loans.

FORWARD-LOOKING STATEMENTS
Certain statements made in this press release are forward-looking statements. Actual results or occurrences may differ significantly from those anticipated in any forward-looking statements due to numerous factors.


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CONTACT: Jeff Margolin - (630) 765-7643

SOURCE: First Trust High Income Long/Short Fund